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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                SCHEDULE 13G/A

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                 Consolidated Communications Holdings, Inc.
   ----------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $0.01 per share
   ----------------------------------------------------------------------
                       (Title of Class of Securities)

                                  209034107
   ----------------------------------------------------------------------
                               (CUSIP Number)


                               December 31, 2006
   ----------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


   Check the appropriate box to designate the rule pursuant to which this
   Schedule is filed:

        / / Rule 13d-1(b)

        / / Rule 13d-1(c)

        /x/ Rule 13d-1(d)


   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION
        CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
        THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

    ======================================================================



    CUSIP No. 209034107                                         Page 2 of 8

         1.   NAMES OF REPORTING PERSONS:   Central Illinois Telephone, LLC

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

              36-4504004


         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
              INSTRUCTIONS):

              (a)  / /

              (b)  / /

         3.   SEC USE ONLY:

         4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware


    NUMBER OF           5.   SOLE VOTING POWER:                  5,632,606
    SHARES
    BENEFICIALLY        6.   SHARED VOTING POWER:                     None
    OWNED BY EACH
    REPORTING PERSON    7.   SOLE DISPOSITIVE POWER:             5,632,606
    WITH:
                        8.   SHARED DISPOSITIVE POWER:                None

         9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON:                                  5,632,606

         10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
              EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):              / /

         11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
              ROW (9):
                                                      Approximately 21.7%*

         12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

              OO

    * Percentages used are calculated based upon 26,003,826 shares of the Issuer's common stock issued and outstanding as of November 1, 2006, as reflected in the Issuer's Quarterly Report on Form 10-Q, dated November 9, 2006.















    CUSIP No. 209034107                                         Page 3 of 8

         1.   NAMES OF REPORTING PERSONS:   Richard A. Lumpkin

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):


         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
              INSTRUCTIONS):

              (a)  / /

              (b)  / /

         3.   SEC USE ONLY:

         4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States


    NUMBER OF           5.   SOLE VOTING POWER:                  5,632,606
    SHARES
    BENEFICIALLY        6.   SHARED VOTING POWER:                     None
    OWNED BY EACH
    REPORTING PERSON    7.   SOLE DISPOSITIVE POWER:             5,632,606
    WITH:
                        8.   SHARED DISPOSITIVE POWER:                None

         9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON:                                  5,632,606

         10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
              EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):              / /

         11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
              ROW (9):                                              21.7%*

         12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

              IN



    * Percentages used are calculated based upon 26,003,826 shares of the Issuer's common stock issued and outstanding as of November 1, 2006, as reflected in the Issuer's Quarterly Report on Form 10-Q, dated November 9, 2006.






    CUSIP No. 209034107                                         Page 4 of 8

    -----------------------------------------------------------------------
    Item 1(a)     Name of Issuer:

                  Consolidated Communications Holdings, Inc. (the "Issuer")

    -----------------------------------------------------------------------
    Item 1(b)     Address of Issuer's Principal Executive Offices:

                  121 South 17th Street
                  Mattoon, Illinois 61938-3987

    -----------------------------------------------------------------------
    Item 2(a)     Name of Person Filing:

                  Central Illinois Telephone, LLC and Richard A. Lumpkin

    ----------------------------------------------------------------------
    Item 2(b)     Address of Principal Business Office or, if none,
                  Residence:

                  121 South 17th Street
                  Mattoon, Illinois 61938-3987

    -----------------------------------------------------------------------
    Item 2(c)     Citizenship:

                  Central Illinois Telephone is a limited liability company organized under the laws of Delaware.
                  Richard A. Lumpkin is a U.S. citizen.

    -----------------------------------------------------------------------
    Item 2(d)     Title of Class of Securities:

                  Common Stock, par value $0.01 per share

    -----------------------------------------------------------------------
    Item 2(e)     CUSIP Number:

                  209034107

    -----------------------------------------------------------------------






    CUSIP No. 209034107                                         Page 5 of 8

    -----------------------------------------------------------------------
    Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                (a)    / /    Broker or dealer registered under Section 15
                              of the Exchange Act;

                (b)    / /    Bank as defined in Section 3(a)(6) of the
                              Exchange Act;

                (c)    / /    Insurance company as defined in Section 3(a)(19)
                              of the Exchange Act;

                (d)    / /    Investment company registered under Section 8 of
                              the Investment Company Act;

                (e)    / /    An investment adviser in accordance with
                              Rule 13d-1(b)(1)(ii)(E);

                (f)    / /    An employee benefit plan or endowment fund in
                              accordance with Rule 13d-1(b)(1)(ii)(F);

                (g)    / /    A parent holding company or control person
                              in accordance with Rule 13d-1(b)(1)(ii)(G);

                (h)    / /    A savings association as defined in Section 3(b)
                              of the Federal Deposit Insurance Act;

                (i)    / /    A church plan that is excluded from the
                              definition of an investment company under
                              Section 3(c)(14) of the Investment Company Act;

                (j)    / /    Group, in accordance with Rule
                              13d-1(b)(1)(ii)(J).

                Not applicable.

    ----------------------------------------------------------------------






    CUSIP No. 209034107                                        Page 6 of 8

    ----------------------------------------------------------------------
    Item 4.     Ownership

                Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                (a) Amount beneficially owned: Central Illinois Telephone, LLC ("Central Illinois Telephone"), is the record holder of 5,632,606 shares of the Issuer's common stock (the "Common Stock"). Mr. Lumpkin is the sole manager of Central Illinois Telephone and, therefore, has the sole voting and dispositive power with respect to the Common Stock. By virtue of his position as sole manager of Central Illinois Telephone, Mr. Lumpkin may be deemed to have indirect beneficial ownership of the Common Stock. Mr. Lumpkin disclaims beneficial ownership of the Common Stock except to the extent of his pecuniary interest therein.

                (b)    Percent of class:  21.7%*

                (c)    Number of shares as to which such person has:

                       (i) Sole power to vote or to direct the vote 5,632,606 shares

                       (ii)   Share power to vote or to direct the vote
                              None

                       (iii)  Sole power to dispose or to direct the
                              disposition of
                              5,632,606 shares

                       (iv) Shared power to dispose or to direct the disposition of
                              None

    -----------------------------------------------------------------------
    Item 5.    Ownership of Five Percent or Less of a Class.

               Not applicable.

    -----------------------------------------------------------------------
    Item 6.    Ownership of More than Five Percent on Behalf of
               Another Person.

               Not applicable.

    * Percentages used in this Item 4 are calculated based upon 26,003,826 shares of the Issuer's common stock issued and outstanding as of November 1, 2006, as reflected in the Issuer's Quarterly Report on Form 10-Q, dated November 9, 2006.





    CUSIP No. 209034107                                        Page 7 of 8

    ----------------------------------------------------------------------
    Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

    ----------------------------------------------------------------------
    Item 8.    Identification and Classification of Members of the Group.

               Not applicable.

    ----------------------------------------------------------------------
    Item 9.    Notice of Dissolution of Group.

               Not applicable.

    ----------------------------------------------------------------------
    Item 10.   Certifications.

               Not applicable.






                                     EXHIBITS

     Exhibit 1     Joint Filing Agreement (incorporated by reference to
                   Exhibit 1 to Schedule 13G filed by the Reporting Persons on February 13, 2006).









    CUSIP No. 209034107                                         Page 8 of 8






                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         February 8, 2007


                                CENTRAL ILLINOIS TELEPHONE, LLC


                                By:    /s/ Richard A. Lumpkin
                                       ----------------------------
                                Name:  Richard A. Lumpkin
                                Title: Manager



                                /s/ Richard A. Lumpkin
                                -----------------------------------
                                Richard A. Lumpkin, individually